FORM 4

 [  ]   Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(h) of the Investment
            Company Act of 1940

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1.  Name and Address of Reporting Person*

         Burel                       Remy
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       (Last)                      (First)                    (Middle)

     c/o Rayovac Corporation, 601 Rayovac Drive
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                                  (Street)

         Madison                   Wisconsin                    53711
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       (City)                      (State)                      (Zip)
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2.  Issuer Name and Ticker or Trading Symbol
     Rayovac Corporation (ROV)
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Day/Year
     10/1/2002
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5.  If Amendment, Date of Original (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [  ] 10% Owner
    [ x] Officer (give title below)
    [  ] Other (specify below)
         Executive Vice President - Europe
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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    [ x] Form filed by One Reporting Person
    [  ] Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1.  Title of Security (Instr. 3)
    Common Stock
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2.  Transaction Date (Month/Day/Year)
    10/1/2002
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2A. Deemed Execution Date, if any (Month/Day/Year)

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3.  Transaction Code (Instr. 8)
    A
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    Price:
         42,623 (A)
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5.  Amount of Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 3 and 4)
         42,623
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
         (D)
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
         Not applicable.
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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1.  Title of Derivative Security (Instr. 3)
    A.   Employee Stock Option (Right to Buy)
    B.   Employee Stock Option (Right to Buy)
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2.  Conversion or Exercise Price of Derivative Security
         A.       $12.20
         B.       $12.20
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3.  Transaction Date (Month/Day/Year)
    A.  10/1/2002
    B.  10/1/2002
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3A. Deemed Execution Date, if any (Month/Day/Year)



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4.  Transaction Code (Instr. 8)
    A.  A
    B.  A
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)
    A.  Granted option to purchase 25,000 shares of Common Stock (A)
    B.  Granted option to purchase 25,000 shares of Common Stock (A)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)
    A.  See Footnote (1)
    B.  See Footnote (2)
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
    A.  Common Stock; 25,000 shares
    B.  Common Stock; 25,000 shares
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8.  Price of Derivative Securities (Instr. 5)

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9.  Number of Derivative Securities Beneficially Owned Following Reported
    Transaction(s)
    (Instr. 4)
    A.  25,000
    B.  25,000
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect (I)
    (Instr. 4)
    A.  Direct
    B.  Direct
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11. Nature of Indirect Beneficial Ownership (Instr. 4)
    A.  Not applicable
    B.  Not applicable
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EXPLANATION OF RESPONSES:
(1) The option vests and becomes exercisable in equal annual installments over a three-year period that commenced October 1, 2002. The option expires on October 1, 2012.
(2) The option vests and becomes exercisable in equal annual installments over a three-year period that commenced October 1, 2002, subject to Rayovac's achievement of certain performance goals each year. If any such performance goal is not met, the unvested portion of the option will vest and become exercisable one day prior to its expiration. The option expires on October 1, 2012.

    /s/ James T. Lucke, as attorney-in-fact            October 3, 2002
   -----------------------------------------         -------------------
   **  SIGNATURE OF REPORTING PERSON                     DATE

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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

    * If the Form is filed by more than one reporting person, see, Instruction 4(b)(v).



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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS.  SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.




250809.01-Boston S1A

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